Exhibit 99.77C

Results of a Special Meeting of Shareholders of Midas Perpetual Portfolio

A Special Meeting of Shareholders of Midas Perpetual Portfolio (the "Meeting") was held on June 20, 2016 at 11 Hanover Square, 12th Floor, New York, New York 10005, for the following purposes:

1.
To approve an Agreement and Plan of Reorganization between Midas Perpetual Portfolio and Midas Fund, each a series of Midas Series Trust, under which Midas Perpetual Portfolio would transfer all of its assets to Midas Fund in exchange solely for shares of beneficial interest of Midas Fund, the assumption by Midas Fund of the liabilities of Midas Perpetual Portfolio, and the issuance of Midas Fund shares of beneficial interest to the shareholders of Midas Perpetual Portfolio in an amount equal to the aggregate net asset value of the shares of Midas Perpetual Portfolio, all as described in Midas Perpetual Portfolio's Proxy Statement and Prospectus dated May 3, 2016.

Votes For	Votes Against	Abstained
2,513,261	92,685	26,695

2.	To approve adjournments or postponements of the Meeting, if necessary or appropriate, to solicit additional proxies.

Votes For	Votes Against	Abstained
2,505,294	79,722	47,624